UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

EDENOR INCREASES ELECTRICITY INVESTMENT LEVEL BY 30%

(in real terms)

MAIN FINANCIAL INDICATORS

In Millions of Ps.	Jan/Sep´24	Jan/Sep´23	Variation
Revenues	1,412,638	1,170,345	21%
EBITDA	138,342	388,430	(64%)
Operating Results	26,850	(127,036)	n/a
Income for the period	235,069	163,486	44%
Investments	245,229	188,461	30%

*The prior-year period’s figures have been restated to reflect the changes in the purchasing power of the Argentine peso, in accordance with International Accounting Standard No. 29 and the provisions of General Resolution No. 777/2018 of the Comisión Nacional de Valores (National Securities Commission).

Buenos Aires, November 8th, 2024, The Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor” or the “Company”) approved today its financial statements for the nine-month period ended September 30, 2024, which show a profit of Ps. 235,069 million.

Taking into consideration the impact of the transitory tariffs adjustments that have been implemented, the results of operations for the first nine months of 2024 reflect an operating and financial improvement, which allowed the Company to continue making the investments necessary for maintaining and improving the quality of its services, through technology and innovations, promoting a responsible and efficient use of energy, meeting the payments for energy purchases since the electricity tariff have begun to be normalized. This is reflected in the levels of our SAIDI and SAIFI indicators, as well as in the satisfaction levels of our users.

Furthermore, the Company continues to advance with the Tariff Review Process in accordance with the task schedule set by the ENRE, which includes the transitory tariff automatic adjustments made from May through July 2024, that had been postponed, followed by nominal increases in the CPD or VAD (“Value Added for Distribution”) have been implemented since August.

As a result, during the first nine months of 2024, compared to the same period of the previous year, there was a partial recomposition of revenues and the distribution margin, which is reflected by increases of 21% and 53%, respectively. The new electricity tariff schedules are effective since February and April, 2024, later adjusted as described and affected by a slight decrease in the demand compared to 2023, offset by greater energy costs attributable to the reduction of subsidies to users.

The EBITDA resulted in the period under consideration a profit of Ps. 138,342 million, which allows the Company to meet its main operating expenses.

The profit for the period as of September 30, 2024 amounted to Ps. 235,069 million, resulting also from an operating costs´ efficiency.

As for Investments, in the January-September 2024 period, they amounted to Ps. 245,229 million, which in constant figures are 30% higher than the investments recorded in the first nine months of 2023. This shows Edenor’s commitment to improve the quality of and the expanding of the service.

By the end of September 2024, the collection rate was 94.97%, having Ps. 37,229 million as doubtful accounts.

OPERATING INDICATORS

Electricity sales in the first nine months of 2024 decreased by 4% to 17,552 GWh, as compared to the 18,277 GWh sold in the same period of the previous year, whereas the number of customers increased by 1%.

Energy losses decreased by 2% in the first nine months of 2024, as compared to the same period of the previous year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 8, 2024